UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows for the six months ended June 30, 2004 and the registrant's Condensed Balance Sheet as of June 30, 2004.


Exhibit No.   Exhibit
-----------   -------
1             Condensed Interim Statement of Operations and Condensed
              Interim Statement of Cash Flows, and Condensed Balance
              Sheet



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




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Larry Akerman
                                              --------------------------------
                                              Larry Akerman
                                              CFO


Date:  August 22, 2004

                       CONDENSED STATEMENTS OF OPERATIONS


                                           FOR THE THREE       FOR THE THREE        FOR THE THREE
                                            MONTHS ENDED        MONTHS ENDED         MONTHS ENDED
                                           JUNE 30, 2003       JUNE 30, 2004        JUNE 30, 2004           CHANGE

                                             (UNAUDITED)         (UNAUDITED)          (UNAUDITED)

                                         ADJUSTED IN TERMS                           CONVENIENCE
                                          OF NIS DECEMBER                          TRANSLATION INTO
                                         2003 (IN MILLIONS)    REPORTED AMOUNTS       $ MILLIONS               %
                                        ------------------   ------------------   ------------------  ------------------
REVENUES                                        161.6               161.0                 35.8               (%)

EXPENSES                                        130.9               145.0                 32.2                11%

OPERATING PROFIT                                 30.7                16.0                  3.6               (48%)

FINANCIAL INCOMES (EXPENSES), NET                16.7                (6.6)                (1.5)               NA

OTHER EXPENSES                                    1.8                   -                    -                NA

PROFIT FOR THE PERIOD                            45.6                 9.4                  2.1               (79%)

EBITDA                                           43.7                27.0                  6.0               (38%)




                                             FOR THE SIX         FOR THE SIX          FOR THE SIX
                                            MONTHS ENDED         MONTHS ENDED        MONTHS ENDED
                                            JUNE 30, 2003       JUNE 30, 2004        JUNE 30, 2004           CHANGE

                                             (UNAUDITED)         (UNAUDITED)          (UNAUDITED)

                                          ADJUSTED IN TERMS                           CONVENIENCE
                                           OF NIS DECEMBER                          TRANSLATION INTO
                                         2003 (IN MILLIONS)    REPORTED AMOUNTS       $ MILLIONS               %
                                        ------------------   ------------------   ------------------  ------------------
REVENUES                                        323.0               353.6                 78.6                 9%

EXPENSES                                        267.8               318.8                 70.9               (19%)

OPERATING PROFIT                                 55.2                34.8                  7.7               (37%)

FINANCIAL INCOMES (EXPENSES), NET                11.4               (46.4)               (10.3)               NA

OTHER EXPENSES                                    1.8                68.1                 15.1             (3683%)

NET PROFIT (LOSS) FOR THE PERIOD                 64.8               (79.7)               (17.7)               NA

EBITDA                                           80.1                58.2                 12.9               (27%)


                      CONDENSED STATEMENT OF BALANCE SHEET


                                  DECEMBER
                                  31,2003             JUNE 30,2004        JUNE 30,2004

                                 (AUDITED)            (UNAUDITED)          (UNAUDITED)

                             ADJUSTED IN TERMS                             CONVENIENCE
                              OF NIS DECEMBER                            TRANSLATION INTO
                             2003(IN MILLIONS)      REPORTED AMOUNTS        $ MILLIONS
                             ----------------       ----------------     ----------------
CASH                                 58.9                 46.1                 10.3
OTHER CURRENT ASSETS                131.6                146.8                 32.6
OTHER ASSETS, NET                   311.5                242.8                 54.0
                                    -----                -----                -----
TOTAL ASSETS                        502.0                435.7                 96.9

CURRENT LIABILITIES                 391.3                385.4                 85.7
LONG TERM LIABILITIES               584.4                603.7                134.2
SHAREHOLDERS' EQUITY               (473.7)              (553.4)              (123.1)
                                    -----                -----                -----
                                    502.0                435.7                 96.9




                                                  FOR THE SIX          FOR THE SIX         FOR THE SIX
                                                  MONTHS ENDED         MONTHS ENDED        MONTHS ENDED
                                                 JUNE 30, 2003        JUNE 30, 2004        JUNE 30, 2004

                                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

                                               ADJUSTED IN TERMS                           CONVENIENCE
                                                OF NIS DECEMBER                          TRANSLATION INTO
                                               2003 (IN MILLIONS)    REPORTED AMOUNTS       $ MILLIONS
                                               -----------------     ----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES                  36.2                17.3                 3.8
CASH FLOWS USED IN INVESTING ACTIVITIES              (10.7)              (10.4)               (2.3)
CASH FLOWS FOR FINANCING ACTIVITIES                      -               (19.7)               (4.4)
BALANCE OF CASH AT BEGINNING OF PERIOD                11.2                58.9                13.1
                                                      ----                ----                ----
BALANCE OF CASH AT END OF PERIOD                      36.7                46.1                10.3


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